# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHAIN BRIDGE BANCORP, INC., CIK 0001392272
CUSIP: 15746L100
Title of class of securities: CLASS A
Address of issuer's principal executive offices: 1445-A Laughlin Avenue, McLean, Virginia (VA), 22101
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001570284

## Reporting persons
- Gator Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 205,745; sole dispositive power 0; shared dispositive power 205,745; aggregate amount beneficially owned 205,745 (6.43% of the class)
- Derek Pilecki: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 205,745; sole dispositive power 0; shared dispositive power 205,745; aggregate amount beneficially owned 205,745 (6.43% of the class)
- Gator Financial Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 161,100; sole dispositive power 0; shared dispositive power 161,100; aggregate amount beneficially owned 161,100 (5.04% of the class)
- ECA Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 14,800; sole dispositive power 0; shared dispositive power 14,800; aggregate amount beneficially owned 14,800 (0.46% of the class)
- Gator Qualified Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,245; sole dispositive power 0; shared dispositive power 3,245; aggregate amount beneficially owned 3,245 (0.1% of the class)
- Gator Capital Long/Short Fund: type of reporting person: investment company (IV); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 24,900; sole dispositive power 0; shared dispositive power 24,900; aggregate amount beneficially owned 24,900 (0.78% of the class)

## Item 1. Issuer
Name of issuer: CHAIN BRIDGE BANCORP, INC.
Address of issuer's principal executive offices: 1445-A Laughlin Avenue, McLean, VIRGINIA 22101

## Item 2. Person Filing
Name of person filing:
Gator Capital Management, LLC
Derek Pilecki
Gator Financial Partners, LLC
ECA Fund, LP
Gator Qualified Partners, LLC
Gator Capital Long/Short Fund
Address of principal business office or, if none, residence:
2502 N. Rocky Point Dr.
Ste 665
Tampa, FL 33607
Citizenship:
Gator Capital Management, LLC is a Delaware limited liability company
Derek Pilecki is a United States citizen
Gator Financial Partners, LLC is a Delaware limited liability company
ECA Fund, LP a Texas Limited Partnership
Gator Qualified Partners, LLC is a Delaware limited liability company
Gator Capital Long/Short Fund is a Maryland investment company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gator Capital Management, LLC 205,745
Derek Pilecki 205,745
Gator Financial Partners, LLC 161,100
ECA Fund, LP 14,800
Gator Qualified Partners, LLC 3,245
Gator Capital Long/Short Fund 24,900
Percent of class:
Gator Capital Management, LLC 6.43%
Derek Pileck 6.43%
Gator Financial Partners, LLC 5.04%
ECA Fund, LP 0.46%
Gator Qualified Partners, LLC 0.10%
Gator Capital Long/Short Fund 0.78%.
Sole power to vote or to direct the vote:
N/A
N/A
N/A
Shared power to vote or to direct the vote:
Gator Capital Management, LLC 205,745
Derek Pilecki 205,745
Gator Financial Partners, LLC 161,100
ECA Fund, LP 14,800
Gator Qualified Partners, LLC 3,245
Gator Capital Long/Short Fund 24,900
Sole power to dispose or to direct the disposition:
N/A
N/A
N/A
Shared power to dispose or to direct the disposition:
Gator Capital Management, LLC 205,745
Derek Pilecki 205,745
Gator Financial Partners, LLC 161,100
ECA Fund, LP 14,800
Gator Qualified Partners, LLC 3,245
Gator Capital Long/Short Fund 24,900

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Amended Joint Filing Agreement dated July 1, 2025, among Gator Financial Partners, LLC, Gator Qualified Partners, LLC, Gator Capital Management, LLC, and Derek Pilecki.

## Signatures
- Gator Capital Management, LLC: Derek Pilecki, Managing Member (12/31/2025)
- Derek Pilecki: Derek Pilecki, Individual (12/31/2025)
- Gator Financial Partners, LLC: Derek Pilecki, Managing Member (12/31/2025)
- ECA Fund, LP: Derek Pilecki, Derek Pilecki (12/31/2025)
- Gator Qualified Partners, LLC: Derek Pilecki, Managing Member (12/31/2025)
- Gator Capital Long/Short Fund: Derek Pilecki, President (12/31/2025)
Comment: After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.